Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

January 5, 2021

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Kevin Dougherty
Ms. Loan Lauren Nguyen

Re:	Provident Acquisition Corp.

Registration Statement on Form S-1

File No. 333-251571

Dear Mr. Dougherty and Ms. Nguyen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Provident Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, January 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 300 copies of the Preliminary Prospectus dated December 31, 2020 are expected to be distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Ho-Yin Lee
	Name:	Ho-Yin Lee
	Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request]